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4.28 FAMILY PRODUCTION PLAN OF COLTEC INDUSTRIES INC.

                             COLTEC INDUSTRIES INC.

                             FAMILY PROTECTION PLAN

In recognition of the services provided to Coltec Industries Inc. (the "Company") by certain of its key executives and other key employees, the Company has maintained a family protection program since 1974 to provide those individuals with death benefit coverage from the Company's assets for their designated beneficiaries (the "Program"). Effective January 1, 1998, the Company's, Retirement Committee, as authorized by the Board of Directors, has determined to document a formal plan to provide for insurance protection for those individuals under the terms and conditions set forth below. Accordingly, the Family Protection Plan is hereby adopted to read, in its entirety, as follows:


                                    SECTION 1

                                   Definitions

As used herein, the following words and phrases shall have the meaning described below:

         1.1 "Beneficiary" means the person(s) designated by a Participant to receive any benefits payable under this Plan subsequent to the Participant's death. In the event a Participant has not filed a beneficiary designation with the Company, the Beneficiary shall be the Participant's surviving spouse, or if there is no surviving spouse, his estate.

         1.2   "Board" means the Board of Directors of Coltec Industries Inc.

         1.3   "Effective Date" means January 1, 1998.

         1.4 "Eligible Executive" means an Employee employed by the Company in an executive capacity, as designated by the Board. "Eligible Officer" means an Eligible Executive who is elected by the Board and is serving as an officer of the Company at the time of death, retirement or Separation from Employment.

         1.5 "Employee" means any individual employed on a regular basis by the Company but excluding any non-resident alien and any leased employee within the meaning of Code Section 414(n)(2), or


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any individual not characterized by the Company as an "employee," no matter how characterized by the Internal Revenue Service, other governmental agency or a court. Any change of characterization of an individual shall take effect on the actual date of such change without regard to any retroactive recharacterization.

         1.6 "Employment Agreement" means an employment contract or change in control agreement entered into between the Company and a Participant and as the same may be amended or superseded from time to time.

         1.7 "Interest" means all premiums the Company paid on the Policy for a Participant or the cash surrender value of the Policy at the time the Participant Separates from Employment if less.

         1.8 "Participant" means any Employee who satisfies the requirements for eligibility set forth in Section 2 below and is designated as a Participant thereunder.

         1.9 "Plan" means the Coltec Industries, Inc. Family Protection Plan as set forth herein.

         1.10  "Plan Administrator" means the Company's Retirement Committee.

         1.11 "Policy" means a whole life insurance policy or policies purchased in accordance with the provisions of Section 2.3.

         1.12 "Retirement Date" means the first day of any month following a Participant's attainment of age 55 and completion of 10 Years of Service as an Employee.

         1.13 "Separates from Employment" means a Participant's (i) termination of employment from the Company for any reason other than death, Retirement or "disability," as defined in the Company's long-term disability plan, or (ii) reduction in employment grade or status such that the Participant no longer qualifies as an Eligible Executive. Except as otherwise provided herein or in an Employment Agreement, a "Separation from Employment" shall be deemed to have occurred on the last day of the Participant's service to the Company.

         1.14 "Years of Service" means a Participant's total service as an Employee of the Company, as credited to a Participant under the Company's Retirement Plan.


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                                    SECTION 2

                                  Participation

         2.1 Any Employee who was a Participant in the Program prior to the Effective Date shall participate in the Plan in accordance with its terms.

         2.2 Each other Employee who becomes an Eligible Executive shall be eligible to become a Participant at the designation of the Company's Chief Executive Officer. All Participants shall be listed on Exhibit "A" hereto as they are so designated.

         2.3 Upon becoming a Participant, each Eligible Executive shall purchase a Policy, from the insurance company or companies specified by the Plan Administrator, for an annual premium in an amount designated by the Company's Chief Executive Officer and which generally will be at least $20,000 (with the actual amount being listed opposite the Participant's name on Exhibit A hereto, as modified from time to time) for each of the succeeding 10 Plan Years; provided, however, that with respect to Participants on the Effective Date who have already purchased or otherwise own a Policy that the Company has authorized for use under the Plan, such Policy, and the premiums due thereunder, shall qualify for the purposes of this Section and shall be listed on Exhibit A hereto. The Participant shall be obligated to pay the so-called "P.S. 58" costs under the Policy, which shall be deducted from the Participant's wages if not otherwise paid on a timely basis, and the Company shall pay the balance of all premiums due under the Policy. The Policy shall have an initial face amount sufficient to provide a death benefit to the Participant's Beneficiary under
Section 3.1 and to return to the Company, from the cash surrender value of the Policy, the Company's Interest under the Policy by the date on which the Eligible Executive attains age 65. Such Policy shall also contain a waiver of premium in the case of disability. In addition, the Participant (or the Participant's assignee(s) if all incidents of ownership have been transferred by the Participant) shall execute a collateral assignment split dollar agreement in the form specified by the Committee to secure the Company's Interest under the Policy. Notwithstanding anything herein to the contrary, the Company will continue to pay the annual premium for more than 10 Plan Years if required in order to make the Policy sufficient to provide both the death benefit and the Company's Interest.


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         2.4   Notwithstanding the above, no Employee shall be eligible to participate in this Plan nor will any benefits be paid hereunder on and after the date, if any, on which the Employee violates the terms and conditions of any Employment Agreement, service contract or any agreement relating to matters of confidentiality of the Company or competition with the Company, or if the Employee is terminated for "cause" as defined in the Company's personnel policies or, alternatively, in any Employment Agreement. In any such case, the Employee shall be deemed to have immediately Separated from Employment and not to have been an Eligible Officer.


                                    SECTION 3

          Death Benefits, Termination Rules, Annual Bonus and Change of
                                    Control

         3.1 Subject to the provisions of Section 4.5, upon the death of a Participant while an Eligible Executive, or thereafter if the Participant terminated employment on or after the Participant's Retirement Date, as provided in Section 3.3, the Beneficiary shall receive an insured death benefit under the Policy purchased upon entry of the Participant into the Plan as provided in
Section 2.3. The benefit shall be paid as soon as practicable following the date of death and shall be the death benefit under the Policy.

         3.2 If the Participant Separates from Employment prior to death, all payments of premium by the Company to the Policy shall immediately cease and the Participant must surrender the Policy to the Company.

         3.3   Notwithstanding the provisions of Section 3.2:

         (a) A Participant who Separates from Employment prior to death may elect to continue a Policy by paying all premiums due thereafter under the Policy provided the Participant repays the Company its Interest within 60 days following the date of Separation from Employment.

         (b) A Participant who Separates from Employment on a Retirement Date but who is an Eligible Officer on that date may elect to (i) continue the Policy as described in subsection (a) or (ii) continue the Policy by causing the Policy to be converted, with no further premiums being paid by the Company, such that the cash surrender value of the Policy, and the death benefit, are


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sufficient to return to the Company its Interest upon the Participant's death.

         3.4 On an annual basis, no later than 30 days after the premium is paid on the Policy, the Company shall pay each Participant a bonus equal to the sum of the amount paid by the Participant pursuant to the second sentence of
Section 2.3 and the taxes needed to be paid by the Participant, including all Federal, state and local taxes, by reason of the payments to the Participant under this Section 3.4 such that the amount received by the Participant net of any tax liability shall equal the amount paid by the Participant pursuant to the second sentence of Section 2.3 (and assuming that the Participant is in the maximum Federal, state and local income tax bracket).

         3.5 Notwithstanding anything in this Plan to the contrary, in the event that the Participant has entered into an Employment Agreement and, thereafter, a "Change-in-Control" occurs, as such term is defined in the Employment Agreement, the provisions of the Employment Agreement shall control and shall not be superseded by this Plan and the Company hereby agrees that it shall take the action required by the Employment Agreement with respect to the Participant's Policy. In addition, actions under this Section 3.5 shall not abrogate the Participant's (or trustee's, if the Participant has transferred all of the rights under the Policy to a trust) obligations under the Plan; provided, however, that neither a Change-in-Control nor a Separation from Employment in connection therewith shall accelerate those obligations under the Plan.


                                   SECTION 4

                                 Miscellaneous

         4.1 Nothing contained herein (a) shall be deemed to exclude a Participant from any compensation, bonus, pension, insurance, severance pay or other benefit to which he otherwise is or might become entitled to as an Employee of the Company, or (b) shall be construed as conferring upon an Employee the right to continue in the employ of the company as an executive or in any other capacity.

         4.2 Any amounts payable by the Company hereunder shall not be deemed salary or other compensation to a Participant for the purposes of computing benefits to which he may be entitled under


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any retirement-type plan of the Company or any other arrangement of the Company for the benefit of its employees.

         4.3 The Company's obligation to contribute to the Policies under this Plan shall constitute a general, unsecured obligation, payable solely out of its general assets, and no Participant shall have any right to any specific assets of the Company

         4.4 The rights and obligations created hereunder shall be binding on a Participant's heirs, executors and administrators and on the successors and assigns of the Company.

         4.5 Except as to the Chairman of the Company on the Amendment Effective Date, the Board, in its sole discretion, may amend, modify or terminate the Plan at any time; provided, however, that during the term of any Employment Agreement any such action as to a Participant covered by the Employment Agreement must be consistent with the provisions of the Employment Agreement applicable to such Participant.

         4.6 The masculine pronoun whenever used shall include the feminine and the singular shall be construed as the plural, where applicable.

         4.7 The rights of any Participant under this Plan are personal and may not be assigned, transferred, pledged or encumbered; provided, however, that nothing herein shall prevent or shall be construed to prevent a further transfer of the policy transferred to the Participant, if any, under Section
3.3 above. Any other attempt to do so shall be void.

         4.8 The Plan Administrator, or its designee, shall have full power and authority to interpret and administer this Plan and his actions in so doing shall be final and binding on all persons interested in this Plan. The Plan Administrator may, from time to time, adopt rules and regulations governing the Plan.

         4.9 Neither the Company nor any member of the Board shall be responsible or liable in any manner to any Participant, Beneficiary or any person claiming through them for any benefit or action taken or omitted in connection with the granting of benefits, the continuation of benefits, or the interpretation and administration of the Plan.

         4.10 The Plan created hereby shall be construed in accordance with and governed by the laws of the State of North Carolina.


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                                   SECTION 5

                                Claims Procedure

         5.1 The Plan Administrator will advise the Beneficiary of any benefit to which the Beneficiary is entitled under the Plan and shall have the power to interpret this Plan and make all required determinations including factual determinations. The Plan Administrator's decisions shall be final and binding on the Company, the Employee, the Beneficiary and all persons claiming an interest in this Plan through the Employee. If the Beneficiary believes that the Plan Administrator has failed to provide any benefit to which the Beneficiary is entitled, the Beneficiary may file a written claim with the Plan Administrator. The claim shall be reviewed, and a response provided, within a reasonable time after receiving the claim. The Beneficiary shall be provided with written notice setting forth in a manner calculated to be understood by the Beneficiary:

                  (1)   the specific reasons or reasons for the denial;

                  (2) specific reference to pertinent Agreement provisions on which denial is based;

                  (3) a description of any additional material or information necessary for the claimant to perfect the claim; and

                  (4) an explanation of the claims review procedure set forth in paragraph (b), below.

         5.2 Within 60 days of receipt by the Beneficiary of a notice denying a claim under the Agreement, the Beneficiary or duly authorized representative may request in writing a full and fair review of the claim by the Plan Administrator. The Plan Administrator may extend the 60-day period where the nature of the benefit involved or other attendant circumstances make such extension appropriate. In connection with such review, the Beneficiary or duly authorized representative may review pertinent documents and may submit issues and comments in writing. The Plan Administrator shall make a decision promptly, and not later than 60 days after the Plan Administrator's receipt of a request for review, unless special circumstances require an extension of time for processing, in which case a decision shall be rendered as soon as possible, but not later than 120 days after receipt of a request for review. The decision on review shall be in writing and shall include specific reasons for the decision, written in a


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manner calculated to be understood by the Beneficiary, and specific references to the pertinent Agreement provisions on which the decision is based.